Filed by Star Peak Corp II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Star Peak Corp II

Commission File No. 001-39835

FOR IMMEDIATE RELEASE

Benson Hill to Host Introductory Webcast and Q&A for Retail Investors Interested in Learning More About the Sustainable Food Technology Company Driving the Plant-Based Food Revolution

Event Will Provide Retail Investors Same Access as Institutional Investors Ahead of the Company’s Expected Listing on New York Stock Exchange

Company Will Leverage Say Connect to Crowdsource Questions for Webcast, in Addition to Ongoing Quarterly Earnings Calls Following Expected Close of Merger Transaction with Star Peak Corp II (NYSE: STPC)

ST. LOUIS, MO – September 9, 2021 - Benson Hill, Inc. (“Benson Hill,” or the “Company”), a food technology company unlocking the natural genetic diversity of plants with its cutting edge food innovation engine, today announced it will host a webcast and Q&A for retail investors interested in learning more about the Company ahead of its expected listing on the New York Stock Exchange later this month. The Company expects to complete a merger with Star Peak Corp II (“Star Peak”), a publicly traded special purpose acquisition company (NYSE: STPC) in the sustainability space. The Company expects the transaction to close by the end of September, subject to approval of Star Peak stockholders at a special meeting scheduled for September 28, 2021 and the satisfaction or waiver (as applicable) of all other closing conditions.

As a public company, Benson Hill is committed to transparency with investors, regardless of their size and economic stake. To help facilitate these connections and enhance engagement, Benson Hill is partnering with Say Technologies, (“Say”) a Robinhood Markets company, that has built an innovative communication platform to make it easier for investors to exercise their ownership rights. Benson Hill will utilize Say Connect to solicit questions from investors ahead of a special retail-focused webcast on September 17, 2021 at 11:00 a.m. ET. The Company will also utilize the Say Connect platform in connection with quarterly earnings calls following the completion of its transaction with Star Peak.

Starting today, retail investors who are current holders of Star Peak stock, can submit and upvote questions to management. To submit questions, please visit the Say Connect platform at: https://app.saytechnologies.com/bensonhill-2021-september. Shareholders with brokers at Say Technologies can participate directly through their individual investing app or broker website. Retail investors who are not current holders of Star Peak stock can submit questions to investors@bensonhill.com. Questions can be submitted through September 13, 2021.

“Benson Hill is a company with a bold mission to change how we think about and produce food, and we’re extending that approach to how we show up as a public company,” said Matt Crisp, Chief Executive Officer of Benson Hill. “Consumers are driving revolutionary changes in our food system, which is also helping power our business. As investors, they deserve to have the same access as the largest financial institutions. By partnering with Say ahead of our expected listing, we wish to engage with our retail stakeholders and operate in a different way from traditional public companies.”

“We’re excited that Benson Hill has partnered with Say to more meaningfully connect with its investors ahead of its listing as a public company,” said Zach Hascoe, co-founder of Say Technologies. “Benson Hill is joining a growing number of public companies giving their shareholders the tools they need to make their voices heard by leveraging Say Connect.” The Company will respond to questions from retail investors on a webcast scheduled for September 17, 2021 at 11:00 am ET. A link to the webcast can be found at https://bensonhill.zoom.us/j/99439020066 and on the Benson Hill investor website at https://bensonhill.com/investors/.

About Benson Hill

Benson Hill moves food forward with the CropOS® platform, a cutting-edge food innovation engine that combines data science and machine learning with biology and genetics. Benson Hill empowers innovators to unlock nature’s genetic diversity from plant to plate, with the purpose of creating healthier, great-tasting food and ingredient options that are both widely accessible and sustainable. More information can be found at bensonhill.com or on Twitter at @bensonhillinc.

On May 10, 2021, Benson Hill announced a definitive business combination agreement with Star Peak Corp II (NYSE: STPC). Upon the closing of the business combination, Benson Hill will become publicly traded on the New York Stock Exchange under the new ticker symbol “BHIL”. Additional information about the transaction can be viewed at: https://bensonhill.com/investors/ or https://stpc.starpeakcorp.com/.

A Special Meeting to approve the pending business combination between Star Peak and Benson Hill, among other items, has been scheduled for September 28, 2021 at 11 a.m. ET. All stockholders as of August 9, 2021 are encouraged to vote their shares by September 27, 2021 at 11:59 p.m. ET. More information on how to vote can be found at: https://stpc.starpeakcorp.com/How-to-Vote/.

Additional Information

This communication is being made in respect of a proposed merger transaction (the “proposed transactions”) involving Star Peak and Benson Hill. The proposed transactions will be submitted to stockholders of Star Peak for their consideration and approval at a special meeting of stockholders. In connection with the proposed transactions, Star Peak has filed a Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”) and a definitive proxy statement / prospectus to be distributed to Star Peak stockholders in connection with Star Peak’s solicitation for proxies for the vote by Star Peak’s stockholders in connection with the proposed transactions and other matters as described in such Registration Statement, as well as the prospectus relating to the offer of the securities. Star Peak is mailing a definitive proxy statement / prospectus and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Investors and security holders of Star Peak are advised to read the definitive proxy statement / prospectus in connection with Star Peak’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transaction because the proxy statement / prospectus contains important information about the proposed transaction and the parties to the proposed transaction. Stockholders may also obtain copies of the definitive proxy statement / prospectus, without charge at the SEC’s website at www.sec.gov or by directing a request to: Star Peak Corp II, 1603 Orrington Ave., 13th Floor Evanston, IL 60201.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Star Peak and Benson Hill and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Star Peak's stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Registration Statement that has been filed with the SEC by Star Peak, which includes the proxy statement / prospectus for the proposed transaction. Information regarding the directors and executive officers of Star Peak is contained in Star Peak's filings with the SEC, and such information is also in the Registration Statement that has been filed with the SEC by Star Peak, which includes the proxy statement / prospectus for the proposed transaction.

Forward-Looking Statements

Certain statements in this press release may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Star Peak’s or Benson Hill’s future financial or operating performance. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other financial and performance metrics and projections of market opportunity. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Star Peak and its management, and Benson Hill and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Star Peak, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Star Peak, to obtain financing to complete the business combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet the NYSE’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Benson Hill as a result of the announcement and consummation of the business combination; 7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Benson Hill or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Benson Hill’s estimates of its financial performance; 12) the impact of the COVID-19 pandemic and its effect on business and financial conditions; and 13) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Star Peak’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 31, 2021, in the proxy statement / prospectus relating to the proposed business combination (when available), and other documents filed or to be filed with the SEC by Star Peak. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. There may be additional risks that Star Peak and Benson Hill presently do not know or that Star Peak and Benson Hill currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Star Peak nor Benson Hill undertakes any duty to update these forward-looking statements, except as otherwise required by law.

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Contacts

Benson Hill

For Media

Melanie Bernds

Benson Hill

314-605-6363

mbernds@bensonhill.com

Aaron Palash / Scott Bisang

Joele Frank, Wilkinson Brimmer Katcher

212-355-4449

For Investors

Ruben Mella

Benson Hill

314-714-6313

rmella@bensonhill.com